

August 29, 2012

<u>Via E-mail</u>
Max Bennett
Chairman
Adarna Energy Corporation
11 Riverside Drive, Suite 206
Cocoa, Florida 32922

      Re: Adarna Energy Corporation
              Preliminary Information Statement on Schedule 14C
              Filed July 19, 2012
              Supplemental Response filed August 17, 2012
              File No. 000-32143

Dear Mr. Bennett:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to comment 1 from our letter dated August 10, 2012, and we reissue, in part, the comment. Please provide additional details regarding your transaction with Air Pure Systems. In particular, please describe which entities were parties to the transaction. To this extent, we note that at the same time Viridis Capital, LLC, the company's majority-shareholder, agreed to exchange 100% of its beneficial ownership interest in the Company for 75,000 shares of the Company's Series D Preferred Stock, and the Company entered into and closed under a subscription agreement with Petrocavitation Partners, LLC for 460,000 shares of the Company's newly designated Series F Preferred Stock. Please clarify how these transactions related to the acquisition of the assets of Air Pure Systems, LLC. Please clarify whether there are any affiliations between Air Pure Systems, Viridis Capital, Petrocavitation Partners and your new CEO, Max Bennett.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director